UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Q4 2016 Investor Presentation

Item 1

Asher Grinbaum | Acting CEO February 15 , 2017 Q 4 2016 Results

 Important Legal Notes Disclaimer and Safe Harbor for Forward - Looking Statements The information contained herein in this presentation or delivered or to be delivered to you during our presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Israel Chemicals Ltd . (“ICL” or “Company”) securities or in any securities of its affiliates or subsidiaries . This presentation and/or other oral or written statements made by ICL during its presentation or from time to time, may contain forward - looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws . Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate", “predict” or similar expressions are used, the Company is making forward - looking statements . Such forward - looking statements may include, but are not limited to, those that discuss strategies, goals, financial outlooks, corporate initiatives, existing or new products, existing or new markets, operating efficiencies, or other non - historical matters . Because such statements deal with future events and are based on ICL’s current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in our Annual Report on Form 20 - F for the year ended December 31 , 2015 , and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U . S . Securities and Exchange Commission (SEC) . Therefore actual results, performance or achievements of the Company could differ materially from those described in or implied by such forward - looking statements . Although the Company believes that the expectations reflected in such forward - looking statements are based on reasonable assumptions, it can provide no assurance that expectations will be achieved . Except as otherwise required by law, ICL disclaims any intention or obligation to update or revise any forward - looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise . Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information . Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information . Such information may include data obtained from sources believed to be reliable, however ICL disclaims the accuracy and completeness of such information which is not guaranteed . Internal estimates and studies, which we believe to be reliable, have not been independently verified . We cannot assure that such data is accurate or complete . Included in this presentation are certain non - GAAP financial measures, such as Adjusted Operating income and Adjusted Net income, designed to complement the financial information presented in accordance with IFRS because management believes such measures are useful to investors . These non - GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS . Please refer to our Q 4 2016 press release for the quarter ended December 31 , 2016 for a reconciliation of the non - GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS .

 Q 4 and Full Year 2016 Results Summary $ millions Q 4 16 Q 4 15 % change FY 2016 FY 2015 % change Sales 1 , 338 1 , 427 (6)% 5 , 363 5 , 405 (1)% Net income 32 96 (67)% (122) 509 (124)% Adjusted net income 114 180 (37)% 451 699 (35)% Operating cash flow 257 58 343% 966 573 69 % External potash sales (thousand tonnes ) 1 , 632 1 , 397 17% 4 , 818 4 , 181 15 % Average potash selling price - FOB 202 268 (25)% 211 280 (25)% See Q 4 2016 press release for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income . ▪ Results supported by solid performance of ICL Specialty Solutions and record potash sales volumes ▪ ICL’s internal efforts partially mitigated the challenging business environment ▪ Strong cash flow generation achieved by strict balance sheet management ▪ Continued focus on commercial and operational excellence, as well as cash flow generation to form a stronger and more resilient ICL

 Diversified Business Model Based on Three Mineral Chains * B efore elimination of inter - business lines’ sales Potash & Mg. 1 , 515 Phosphates 1 , 100 Advanced Additives 945 Industrial Products 871 Food Specialties 613 Specialty Fertilizers 680 Potash & Mg. 1 , 338 Phosphates 1 , 163 Advanced Additives 966 Industrial Products 953 Food Specialties 659 Specialty Fertilizers 661 FY 2015 Sales* ($ million ) FY 2016 Sales* ($ million) Agriculture Engineered Materials Food

Divisional Operating Income ($M) **  Focus on Specialty Solutions Promoting Stability Despite Fertilizer Cycle Sales ($M) * * Before elimination of inter - business lines’ sales ** Excluding G&A, unallocated expenses and eliminations 5 , 859 1 , 311 1 , 439 1 , 452 1 , 225 260 252 196 1 , 335 5 , 497 5 , 585 1 , 383 932 224 58% 49% 57% 52% 42% 41% 43% 48% 2016 Q1 2016 Q2 2016 Q3 2016 Q4 63% 64% 68% 56% 37% 36% 32% 44% 2016 Q1 2016 Q2 2016 Q3 2016 Q4 Specialty Solutions Essential Minerals 41% 39% 63% 59% 61% 37% 2014 2015 2016 53% 55% 56% 47% 45% 44% 2014 2015 2016

2017E 2016A 2015A Specialty Solutions R&D expenses Essential Minerals R&D expenses  Annual R&D investment: ~$ 70 - 80 million ICL Industrial Products New polymeric flame retardants (FR - 122P), FR - 1410 ICL Specialty Fertilizers New products including E - Max coated release technology ICL Food Specialties Over 70% increase in new blended solution products for energy drinks, baking, meatless meat, gluten free and many others ICL Potash & Magnesium Polysulphate®, PotashpluS , New vacuum salt sales Annual sales of new products ($M) ~$ 250 M ~$ 150 M ~$ 100 M 2015 A 2016 A 2017 E Continued Focus on New Products to Drive Future Growth ~ 82% ~ 18% ~ 21% ~ 79% ~ 78% ~ 22%

632 619 835 849 401 355 350 337 2017E 2016A 2015A 2014A 2013A Amount spent Range Depreciation and amortization Strict CapEx Management while still Investing in Future Growth  CapEx* ($M) * Figures are based on the consolidated cash flow statement

 Facing 2017 2017 Main Challenges Potash prices moderately recovering from trough levels, but are still low. Continued price pressure in several parts of the phosphate value chain Focus for 2017 Continue improving our assets’ competitiveness Continue improving balance sheet position Continue strengthening our specialty businesses

Financial Results Kobi Altman CFO

 $ millions Q4 16 Q4 15 % change 2016FY 2015FY % changeSales 1,338 1,427 (6)% 5,363 5,405 (1)%Adjusted operating income 140 233 (40)% 582 994 (41)%Net income 32 96 (67)% (122) 509 (124)%Adjusted net income 114 180 (37)% 451 699 (35)%Cash flow from operations 257 58 343% 966 573 67%Capital Expenditures 138 150 (1)% 632 619 2%Free cash flow 127 (89) 243% 346 (27) 1,381%

Business performance & Major Developments

Specialty Solutions

$ million	Q4 2016	Q4 2015	FY2016	FY2015
Sales*	720	723	3,148	2,997
Division O/I**	126	113	589	514

- Sequential and year over year operating margin expansion in **ICL Industrial Products** supported by **improved portfolio** and **cost efficiencies**
- Solid performance and operating margin improvement in **ICL Advanced Additives** continued despite pricing pressure in several markets
- Dairy protein and new products sales drove improvement in **ICL Food Specialties'** operating margins despite continued competitiveness in the phosphate base business
- **ICL Specialty Fertilizers** impacted by competitive pressure due to commodity price decrease, adverse weather conditions and low crop prices

Essential Minerals

$ million	Q4 2016	Q4 2015	FY2016	FY2015
Sales*	663	752	2,437	2,500
Division O/I**	98	227	343	821

- **Record quarterly potash volumes,** supported by strong sales to China and Brazil, highlight our logistical advantages enhanced by operational excellence initiatives
- **Record potash production** at ICL Dead Sea in 2016 driven by operational efficiency measures.
- **ICL's Potash competitiveness** continued to improve with year-on-year and sequential decline in cost per tonne
- **Phosphate performance negatively impacted by challenging** market environment as prices continued to decline
- Lower phosphate production in China and higher raw material prices have recently led to **price stabilization** and moderate recovery.

* Including inter-business lines' sales
** Excluding G&A, unallocated expenses and eliminations

Where needs take us
11

FY 2016 Adjusted o perating income ($M) 582 248 580 47 38 3 91 159 5 , 405 5 , 363 580 32 570  Lower Costs Partially Offset Negative Impact of Prices FY 2016 Sales ($M) Numbers may not add up due to rounding and set offs See Q 4 2016 financial reports for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. * 2015 s trike impact 994 *

723 720 20 5 7 15  Specialty Solutions Bridge Analysis Sales ($M) Adjusted operating income ($M) See Q 4 2016 financial reports for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. Numbers may not add due to rounding and set offs Excluding G&A and unallocated expenses 113 126 20 5 5 8 25

 Essential Minerals Bridge Analysis Sales ($M) Adjusted operating income ($M) See Q 4 2016 financial reports for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. Numbers may not add due to rounding and set offs Excluding G&A and unallocated expenses 752 663 175 8 4 90 227 98 165 24 30 30

Improved Competitiveness

Potash average realized full cost per tonne sold


~22% reduction over the period
~6%
FY2013
FY2014
FY2015
FY2016
Q4 2015
Q4 2016

Green phosphoric Acid Cost $/tonne FOB


~ 22% reduction over the period
FY2013
FY2014
FY2015
FY2016

2017 Efficiency and Value Creation Target: ~$100 million

- ✓ *Mineral asset competitiveness*
- ✓ *Balance sheet position improvement*
- ✓ *Specialty businesses commercial excellence*

Where needs take us
15

127 96 85 38 - 89 - 36 170 - 72 133 90 - 86 - 63 257 249 238 222 58 124 325 66 310 582 287 167 Q4 2016 Q3 2016 Q2 2016 Q1 2016 Q4 2015 Q3 2015 Q2 2015 Q1 2015 Q4 2014 Q3 2014 Q2 2014 Q1 2014 Free cash flow Operating cash flow 1 , 020 1 , 113 1 , 249 1 , 297 1 , 364 1 , 232 1 , 141 1 , 276 1 , 319 1 , 509 1 , 585 1 , 491 Q4 2016 Q3 2016 Q2 2016 Q1 2016 Q4 2015 Q3 2015 Q2 2015 Q1 2015 Q4 2014 Q3 2014 Q2 2014 Q1 2014  Improving Working Capital Management and Cash Flow Generation $ Million * Free cash flow - cash flow from operations and dividend from investees net of CapEx Cash Flow Working Capital $ Million *

Thank You

Appendix

Specialty Solutions Division ϭϵ

 Specialty Solutions’ Sales and Operating Income FY 2016 Sales ($M) Adjusted operating income ($M) See Q 4 2016 financial reports for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. Numbers may not add due to rounding and set offs Excluding G&A and unallocated expenses 2 , 997 3 , 148 65 15 21 210 514 589 60 10 10 20 95

 Specialty Solutions’ Business Line Sales Q 4 2016 Numbers may not add due to rounding and set offs Industrial Products Advanced Additives Specialty Fertilizers Food Specialties Q4 2015 Prices Exchange rates Quantity Q4 2016 241 242 5 1 5 Q4 2015 Exchange Rates Prices Quantity Q4 2016 213 214 5 4 10 Q4 2015 Exchange Rates Prices Quantity Q4 2016 145 137 10 3 5 Q4 2015 Quantities Exchange rates Prices Q4 2016 155 151 5 4 5

ICL Essential Minerals Division ϮϮ

 Essential Minerals’ Sales and Operating Income FY 2016 Sales ($M) Adjusted operating income ($ M) See Q 4 2016 financial reports for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. Numbers may not add due to rounding and set offs Excluding G&A and unallocated expenses 2 , 500 2 , 437 550 23 15 495 821 343 540 40 32 70

 Essential Minerals’ Business Line Sales Q 4 2016 Potash & Magnesium ($M) Phosphates ($M) Numbers may not add due to rounding and set offs 463 415 95 3 50 308 263 80 5 40

 Potash Business Stand - Alone Bridge Analysis Q 4 2016 Sales ($M) Adjusted operating income ($M) See Q 4 2016 financial reports for a reconciliation of Adjusted operating income to operating income and Adjusted net income to net income. Numbers may not add due to rounding and set offs Excluding G&A and unallocated expenses 448 403 95 5 55 167 94 95 8 30

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: February 15, 2017